--------------------------------------------------------------------------------

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934



                          Fairmount Chemical Co., Inc.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                   305477 10 1
                                 (Cusip Number)

                                 Hedi L. Mizrack
                  870 United Nations Plaza, New York, NY 10017
            (Name, Address and Telephone Number of Person Authorized
                      to Receive Notes and Communications)


                                  April 9, 1998
             (Date of Event which Requires Filing of this Statement)

   If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

   Check the following box if a fee is being paid with the statement |_|. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

   Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13a-1(a) for other parties to whom copies are to be sent.

   *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page

   The Information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).











--------------------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP No. 78571 U 10 8                                        Page 2 of 4 Pages

--------------------------------------------------------------------------------


--------------------------------------------------------------------------------
  1      NAME OR REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


            Hedi L. Mizrack    S.S.N.:  ###-##-####
--------------------------------------------------------------------------------
  2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) |_|
                                                                         (b) |_|
--------------------------------------------------------------------------------
  3      SEC USE ONLY


--------------------------------------------------------------------------------
  4      SOURCE OF FUNDS*

            OO Inherited from estate of father,
            William E. Leistner except for 100 shares - PF
--------------------------------------------------------------------------------
  5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)                                             |_|


--------------------------------------------------------------------------------
  6      CITIZENSHIP OR PLACE OF ORGANIZATION

            The United States of America
--------------------------------------------------------------------------------

      NUMBER OF                     Sole Voting Power          1,596,500
       SHARES
    BENEFICIALLY
      OWNED BY
        EACH
      REPORTING
       PERSON
        WITH
                      ----------------------------------------------------------
                            8       Shared Voting Power           0
                      ----------------------------------------------------------
                            9       Sole Dispositive Power     1,596,500
                      ----------------------------------------------------------
                           10       Shared Dispositive Power      0

--------------------------------------------------------------------------------
   11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                     1,596,500
--------------------------------------------------------------------------------
   12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*                                             |X|
            Does not include 100 shares held by reporting person's husband,
            Richard Mizrack
--------------------------------------------------------------------------------
   13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     19.25%
--------------------------------------------------------------------------------
   14       TYPE OF PERSON REPORTING*

                     IN (Shares are registered in an irrevocable grantor trust, the Howard Leistner, Gilbert Leistner, and Hedi Mizrack Irrevocable Trust) until no later than June 19, 2002; Reporting Person is trustee with sole power to vote and sell shares; Reporting Person also holds 100 shares individually.
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION

                                  ----------------------------------------------
                                                               Page 3 of 4 Pages
                                  ----------------------------------------------










Item 1.           Security and Issuer.

   This Schedule 13-D, dated April 20, 1998, filed by Hedi L. Mizrack, relates to the common stock, par value of $1.00 per share (the "Fairmount Common Stock"), of Fairmount Chemical Co., Inc., a New Jersey corporation (the "Issuer" or "Fairmount"). The principal executive offices of the Issuer are located at 117 Blanchard Street, Newark, New Jersey 07105. All capitalized terms used herein shall have the definitions set forth in the Schedule, except as may otherwise be provided herein.

Item 2.           Identity and Background.

   This statement is being filed by Hedi L. Mizrack. Her business address is New York University Medical Center, Suite 3A, 530 First Avenue, New York, NY 10016.


   During the last five years, Dr. Mizrack has never been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor has she been party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which Dr. Mizrack was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.           Source and Amount of Funds or Other Consideration.


   Dr. Mizrack inherited her Fairmount  Common  Stock from  her father,  William
E. Leistner, except for 100 shares purchased individually by her.

                                  ----------------------------------------------
                                                               Page 4 of 4 Pages
                                  ----------------------------------------------


Item 4.           Purpose of Transaction.

                                                              N/A

Item 5.           Interest in Securities of the Issuer.

   As of April 9, 1998, Dr. Mizrack is deemed to beneficially own 1,596,600 shares of Fairmount Common Stock (approximately 19.25% of the Fairmount Common Stock outstanding), which includes 100 shares held by Richard Mizrack, her husband. The percentage of Fairmount Common Stock outstanding is calculated based upon information contained in the Company's 10-KSB, as filed with the Commission on April 1, 1998 (File No.
1-4591).

Item 6. Contracts, Arrangements, Understandings or Relationship with Respect to Securities of the Issuer.

         NONE

Item 7.           Material to be Filed as Exhibits.

         NONE



                                    SIGNATURE

   After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:            April 17, 1998

                                                   By: /s/ Hedi L. Mizrack, M.D.
                                                     Name: Hedi L. Mizrack, M.D.